UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

Cooper Cameron Corporation

(Name of Subject Company (Issuer))

Cooper Cameron Corporation

(Names of Filing Persons (Issuer))

1.75% Convertible Senior Debentures due 2021

(Title of Class of Securities)

216640 AB8

(CUSIP Number of Class of Securities)

William C. Lemmer
Vice President, General Counsel and Secretary
Cooper Cameron Corporation
1333 West Loop South, Suite 1200
Houston, Texas 77027

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:
Samuel N. Allen
Bryan K. Brown
Porter & Hedges, L.L.P.
700 Louisiana
Houston, Texas 77002
(713) 226-0600
(713) 228-1331

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$200,000,000	$25,340.00

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 1.75% Convertible Senior Debentures Due 2021 (the “Debentures”), assuming that all outstanding Debentures are purchased at a price of $1,000 per $1,000 principal amount. The amount of the filing fee, calculated in accordance with the Securities and Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004, equals $126.70 per $1,000,000 of the value of the Debentures proposed to be purchased.

INTRODUCTORY STATEMENT
Item 4. Terms of the Transaction.
Item 12. Exhibits.
SIGNATURE
Press Release issued May 4, 2004
Press Release issued May 6, 2004

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,340.00

Form or Registration No.: 005-44353

Filing Party: Cooper Cameron Corporation

Date Filed: April 6, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e- 3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

     Cooper Cameron Corporation, a Delaware corporation (the “Company”), amends the Tender Offer Statement on Schedule TO originally filed on April 6, 2004, as amended and supplemented by Amendment No. 1 to the Schedule TO filed on April 21, 2004, and as further amended and supplemented by Amendment No. 2 to the Schedule TO filed on April 22, 2004 (as so amended and supplemented, the “Schedule TO”).

     The Schedule TO relates to the Company’s offer to purchase for cash all of its outstanding 1.75% Convertible Senior Debentures Due 2021 (the “Debentures”) at a purchase price of $1,000 per $1,000 principal amount of the Debentures, plus accrued and unpaid interest to, but not including, the payment date, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 6, 2004, as amended and restated by the Amended and Restated Offer to Purchase dated April 21, 2004, and as further amended and restated by the Amended and Restated Offer to Purchase dated April 22, 2004 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Tender Offer”).

     This Amendment No. 3 is the final amendment to Schedule TO and is being filed on behalf of the Company, in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All capitalized terms used in this Amendment No. 3 which are not defined herein have the meanings set forth in the Offer to Purchase.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     On May 4, 2004, the Company extended the expiration date of the Tender Offer to 3:00 p.m., New York City time, on May 5, 2004.

     The Tender Offer expired at 3:00 p.m., New York City time, on May 5, 2004. Based on information provided by J.P. Morgan Trust Company, National Association, the Depositary for the Tender Offer, as of the expiration of the Tender Offer, approximately $184,250,000 in aggregate principal amount of the Debentures were validly tendered and not withdrawn pursuant to the Tender Offer. Those Debentures represent approximately 92.1% of the outstanding $200,000,000 Debentures. The Company has accepted all such Debentures tendered at the offer price of $1,000 per $1,000 principal amount of the Debentures, plus accrued and unpaid interest to, but not including, the payment date. Payment for the tendered Debentures will be made promptly.

Item 12. Exhibits.

       Item 12 of the Schedule TO is hereby amended and supplemented as follows:

  *   (a)(1)(A)(1) Offer to Purchase dated April 6, 2004.

  *   (a)(1)(A)(2) Amended and Restated Offer to Purchase dated April 21, 2004.

  *   (a)(1)(A)(3) Amended and Restated Offer to Purchase dated April 22, 2004.

  *   (a)(1)(B) Form of Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  *   (a)(1)(C) Form of Notice of Guaranteed Delivery.

  *   (a)(5)(A) Press Release issued by the Company on April 6, 2004.

**   (a)(5)(B) Press Release issued by the Company on May 4, 2004.

**   (a)(5)(C) Press Release issued by the Company on May 6, 2004.

(b)(1) Credit Agreement, dated as of December 12, 2003, among Cooper Cameron Corporation and certain of its subsidiaries and the banks named therein and Bank One, NA, as agent, is hereby incorporated by reference to Cooper Cameron Corporation’s annual report on Form 10-K (File No. 001-13884) filed with the Securities and Exchange Commission on March 8, 2004.

  *   (b)(2) 364 Day Credit Agreement, dated as of April 21, 2004, among Cooper Cameron Corporation and certain lenders, including Citicorp North America, Inc., as Administrative Agent.

       (d) Not applicable.

       (g) Not applicable.

       (h) Not applicable.

  * Previously filed.
** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cooper Cameron Corporation

By: /s/ Michael C. Jennings;

Name: Michael C. Jennings

Title: Vice President and Treasurer

Date: May 10, 2004

3

Exhibit Index

  *   (a)(1)(A)(1) Offer to Purchase dated April 6, 2004.

  *  (a)(1)(A)(2) Amended and Restated Offer to Purchase dated April 21, 2004.

  *  (a)(1)(A)(3) Amended and Restated Offer to Purchase dated April 22, 2004.

  *   (a)(1)(B) Form of Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  *   (a)(1)(C) Form of Notice of Guaranteed Delivery.

  *   (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  *   (a)(5)(A) Press Release issued by the Company on April 6, 2004.

**   (a)(5)(B) Press Release issued by the Company on May 4, 2004.

**   (a)(5)(C) Press Release issued by the Company on May 6, 2004.

(b)(1) Credit Agreement, dated as of December 12, 2003, among Cooper Cameron Corporation and certain of its subsidiaries and the banks named therein and Bank One, NA, as agent, is hereby incorporated by reference to Cooper Cameron Corporation’s annual report on Form 10-K (File No. 001-13884) filed with the Securities and Exchange Commission on March 8, 2004.

     *   (b)(2) 364 Day Credit Agreement, dated as of April 21, 2004, among Cooper Cameron Corporation and certain lenders, including Citicorp North America, Inc., as Administrative Agent.

       (d) Not applicable.

       (g) Not applicable.

       (h) Not applicable.

*	Previously filed.
**	Filed herewith.